Yoel Kranz 617.570.1760 ykranz@goodwinprocter.com	Goodwin Procter llp Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
June 29, 2011
VIA EDGAR AND FACSIMILE TRANSMISSION
U.S. Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3628
Washington, DC 20549
Attn: David L. Orlic

Re:	Medical Properties Trust, Inc. Schedule TO-I Filed on June 15, 2011 File No. 005-80883
Dear Mr. Orlic:
          This letter is being furnished on behalf of Medical Properties Trust, Inc. (“Holdings”) and MPT Operating Partnership, L.P. (the “Operating Partnership” and together, “Medical Properties Trust”) in response to comments contained in the letter dated June 23, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Edward K. Aldag, Jr., Chief Executive Officer of Holdings, with respect to Holdings’ Tender Offer Statement on Schedule TO that was filed with the Commission on June 15, 2011 (the “Schedule TO”). The text of the Staff’s comments is set forth below, followed by Medical Properties Trust’s response. Medical Properties Trust is concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments, including an amended Offer to Purchase (the “Amended Offer to Purchase”) and an amended Letter of Transmittal (the “Amended Letter of Transmittal”). Medical Properties Trust will separately deliver to you a copy of the Amended Offer to Purchase marked to show changes from the Offer to Purchase first filed as an exhibit to the Schedule TO.
          All terms used herein but not defined herein shall have the meanings ascribed thereto in the Schedule TO.
Comment 1: The formula you have described does not necessarily correspond with prior no-action relief or other interpretive positions that may exist with respect to an issuer’s ability to comply with Item 1004(a)(1)(ii) of Regulation M-A and Rule 14e-1(b). For example, it is not

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clear the extent to which the subject securities trade at prices that are directly related to the trading price of your common stock. Please advise us of the basis upon which you concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b). In addition, please confirm, if true, that you would not consider adjusting the pricing formula or minimum or maximum price points after the purchase price is fixed.
          Response: When the tender offer (the “Tender Offer”) for the Operating Partnership’s 9.25% Exchangeable Senior Notes due 2013 (the “Notes”) was structured, Medical Properties Trust carefully reviewed the facts and the structure described in a no-action letter issued by the Staff of the Commission to TXU Corporation (September 13, 2004) (the “TXU Letter”) and concluded that the facts and structure described in the Offer to Purchase conform fully with that letter. As a result, and as explained below, Medical Properties Trust believes the Tender Offer is consistent with the Staff’s prior no-action positions and therefore complies with Rules 13e-4(1)(ii) and Rule 14e-1(b).
          Factual Background. Holdings’ common stock (the “Common Stock”) is listed on the New York Stock Exchange. The Notes are exchangeable for cash up to their principal amount and for shares of the Common Stock for the remainder of the exchange value in excess of the principal amount, with the amount of consideration deliverable on exchange determined by the trading price of the Common Stock. Medical Properties Trust believes the Notes trade at prices that are related to the trading prices of the Common Stock due to the exchangeability of the Notes and the resulting relationship between the value of the Notes and the trading price of the Common Stock. Medical Properties Trust has observed this relationship over time and has confirmed its existence with the dealer manager. These facts are all consistent with the facts described in the TXU Letter.
          Structural Background. The Tender Offer is structured consistently with the TXU Letter except in two respects in which the Tender Offer provides investors additional protection (use of a longer averaging period and provision of a website), as described below. Significant structural commonalities between the Tender Offer and the tender offer described in the TXU Letter include the following:
a)	the Notes trade at prices which are related to the trading prices of the Common Stock;

b)	the formula for fixing the purchase price has been disclosed in the Offer to Purchase and such formula will remain fixed throughout the duration of the Tender Offer;

c)	the mechanism for fixing the purchase price is based on the volume weighted average trading prices of the Common Stock, multiplied by a fixed factor, plus a fixed dollar amount per Note;

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d)	an averaging period of 15 trading days (longer than the 10 day minimum described in the TXU Letter);

e)	the purchase price is subject to a specified fixed minimum and fixed maximum;

f)	holders may obtain information on the daily volume weighted prices and closing prices with respect to the Common Stock throughout the Tender Offer via a specified toll-free number; in addition, an indicative purchase price is available throughout the offer period via a specified toll-free number (and, though not present in the TXU Letter, in the Tender Offer this indicative purchase price will also be available via a specified website);

g)	the averaging period ends two business days prior to the expiration of the offer period;

h)	the purchase price will be fixed promptly after the close of trading two business days prior to the expiration of the offer period, and such purchase price will be announced by press release no later than 9 a.m. on the following business day (and, though not present in the TXU Letter, in the Tender Offer this information will be available via a specified website by the same deadline); and

i)	Medical Properties Trust will file an amendment to the Schedule TO on the same date as the press release setting forth the final purchase price.
          Discussion. In light of the exchangeability of the Notes and the resulting relationship between the value of the Notes and the trading price of the Common Stock, Medical Properties Trust and its advisors expect there to be a material relationship between the prices at which holders of Notes will be willing to tender their Notes and the market price, at the time of tender, of the Common Stock. Hypothetically, if Medical Properties Trust were to launch a tender offer at a fixed price and there were increases in the market price of the Common Stock during the Tender Offer period, Medical Properties Trust would expect holders to demand an increased purchase price in order to be willing to tender their Notes. Such an increase in purchase price would cause Medical Properties Trust to have to extend such a hypothetical offer to comply with Rule 13e-4(f)(1)(ii). During that extension period subsequent changes in the market price of the Common Stock could occur, necessitating further amendments and extensions. The prospect of multiple rounds of extensions and repricings, especially in light of current market volatility, creates uncertainty for holders and Medical Properties Trust. The proposed pricing formula significantly reduces that uncertainty and therefore benefits Medical Properties Trust and the holders of Notes.
          As was stated in the incoming inquiry that forms part of the TXU Letter, Rule 13e-4(d)(1) requires the offer document to specify the consideration offered. Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) provide that a tender offer must remain open for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to or given to the security holders. We believe the pricing mechanism described in the Tender Offer is consistent with the Staff’s requirements for formula pricing as set forth in the

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TXU Letter and other no-action letters granted by the Staff, including Lazard (August 11, 1995), Epicor Software Corporation (May 13, 2004) and AB Volvo (May 16, 1997). We further believe the Staff’s implicit conclusion in granting the TXU Letter is that formula pricing, when structured as described therein, satisfies the investor protection goals that each of the above rules is meant to accomplish.
          Consequently, we believe the formula pricing structure of the Tender Offer is consistent with policy objectives of the above-mentioned rules.
          In addition and as noted above, Medical Properties Trust has taken additional steps not required by the TXU Letter to convey pricing information to investors. Whereas the TXU Letter required the company to make certain market information available via toll-free numbers and press releases, Medical Properties Trust has supplemented its compliance with those requirements with a website on which it is posting daily, with respect to the period prior to the beginning of the averaging period (or the period prior to June 20, 2011), indicative volume weighted average prices and the resulting indicative purchase prices with respect to the Common Stock calculated as though each day were the pricing date, and, with respect to the averaging period (or the series of 15 trading days beginning on June 20, 2011), indicative volume weighted average prices and the resulting indicative purchase prices that reflect the average of the daily volume weighted average prices for each day and the preceding trading days of the averaging period. In addition, the TXU Letter required the company to make indicative offer pricing available via a toll-free number and make the final offer price available via press release, which would be filed in an amended Schedule TO. Medical Properties Trust will meet all of these requirements, and in addition will provide the same information via a specified website. We believe these additional steps provide investors with ready access to information that will keep them up-to-date and able to make an informed decision to tender or refrain from tendering their Notes.
Comment 2: Please clarify throughout the document that the VWAP is of your common stock.
          Response: Medical Properties Trust has revised its disclosure in the Amended Offer to Purchase to clarify that the Average VWAP is of Holdings’ Common Stock.
Comment 3: Please add the operating partnership as an offeror, or advise why you believe that this is not appropriate. Refer to General Instruction K(1) of Schedule TO.
          Response: Medical Properties Trust has revised the Schedule TO in Amendment No. 1, the Amended Offer to Purchase and the Amended Letter of Transmittal to include the Operating Partnership as an offeror. As of March 31, 2011, Holdings had a 99.9% equity

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ownership interest in the Operating Partnership. Furthermore, Medical Properties Trust, LLC, a Delaware limited liability company, is the Operating Partnership’s sole general partner, and Holdings is the sole equity owner of Medical Properties Trust, LLC.
Comment 4: All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the notes for exchange. Please revise the language accordingly.
          Response: Medical Properties Trust has revised the language in the Amended Offer to Purchase accordingly.
Comment 5: We refer to the disclosure in the next to last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.
          Response: Medical Properties Trust confirms its understanding that if a condition to the Tender Offer is “triggered” and Medical Properties Trust proceeds with the Tender Offer anyway, this may amount to a waiver of the condition. Medical Properties Trust further understands that depending on the materiality of the waived condition and the number of days remaining in the Tender Offer, Medical Properties Trust may be required to extend the Tender Offer and circulate new disclosure to Holders. Medical Properties Trust understands that it should promptly inform Holders of how it intends to proceed in the event a condition to the Tender Offer is triggered by events that occur prior to the expiration of the Tender Offer.
Comment 6: We note your statement, here and elsewhere in your offering documents, that you may terminate the offer for any reason in your sole discretion. If the offer may be terminated for any reason, the Commission believes that the offer would be illusory. See SEC Release No. 34-43069 (July 24, 2000). Please revise, here and elsewhere in your offering documents.
          Response: Medical Properties Trust has clarified the meaning of the disclosure on page 12 by revising the subject language as follows: “Subject to applicable law and notwithstanding any other term of the Tender Offer, and in addition to (and not in limitation of) our right to extend or amend the Tender Offer at any time, in our sole discretion, we will not be

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required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rules 13e-4 and 14e-l under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Notes, and may terminate the Tender Offer, if, before the expiration of the Tender Offer, any of the following events or conditions exist or shall occur and remain in effect or shall be determined by us in our reasonable judgment to exist or have occurred:”. Medical Properties Trust has made conforming changes elsewhere.
Comment 7: Please advise why you have included this section.
          Response: As Medical Properties Trust will not be engaging in a partial tender offer, Medical Properties Trust has deleted the disclosure on page 17 of the Offer to Purchase entitled “Compliance With “Short Tendering” Rule” in the Amended Offer to Purchase.
Comment 8: You state that holders will be deemed to have released you, the operating partnership and your respective affiliates from any and all claims that holders may have arising out of or relating to the notes validly tendered and not withdrawn and accepted for purchase by you. Please revise this statement in light of Section 29(a) of the Exchange Act. Similar language appears in your letter of transmittal.
          Response: Medical Properties Trust has revised the disclosure in the Amended Offer to Purchase and the Amended Letter of Transmittal to state that, by tendering the notes, holders are not waiving any rights they may have under the federal securities laws.
Comment 9: You state that you will accept tenders of notes only in principal amounts equal to $1,000 or integral multiples thereof. Please advise how you determined that it was appropriate to exclude holders of notes in principal amounts less than $1,000, or confirm that there cannot be any such holders. See Rule 13e-4(f)(8)(i) and (ii).
          Response: Medical Properties Trust determined that it was appropriate to accept tenders of Notes only in principal amounts equal to $1,000 or integral multiples thereof because the Notes were initially issued in minimum denominations of $1,000 principal amount and integral multiples thereof and the indenture governing the Notes provides that the Notes must be held or exchanged in $1,000 principal amount or integral multiples of $1,000 in excess thereof. Therefore, there cannot be any Holders who hold Notes in denominations that are not an integral multiple of $1,000 principal amount.
Comment 10: You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If you are attempting to rely on

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Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34 58597 for guidance.
          Response: Medical Properties Trust has amended the disclosure in the Amended Offer to Purchase to reflect that Medical Properties Trust intended to limit its offer solely in reliance on Rule 14d-10(b)(2). We confirm that all holders, including holders located outside of the United States, are permitted to participate in the Offer subject only to the limited exception provided by Rule 14d-10(b)(2).
* * * * *
As requested in your letter, Medical Properties Trust has acknowledged to us, and granted us the authority to represent to the Commission on its behalf, that:
•	Medical Properties Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Medical Properties Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or concerns about the statement on Schedule TO or Medical Properties Trust’s response, please do not hesitate to call the undersigned.
Very truly yours,
Yoel Kranz, Esq.
Goodwin Procter LLP

cc:	Edward K. Aldag, Jr., Chairman, President and Chief Executive Officer R. Steven Hamner, Executive Vice President and Chief Financial Officer James P.C. Barri, Esq., Goodwin Procter LLP